Exhibit 1

PERION REPORTS SECOND QUARTER 2014 REVENUE OF $111 MILLION
AND EBITDA OF $34 MILLION

Tel Aviv and San Francisco – August 6, 2014 – Perion Network Ltd. (NASDAQ: PERI) today announced financial results for the second quarter ended June 30, 2014.

Q2 2014 Non-GAAP Financial Highlights:

•	Revenues increased to $111.1 million;

•	EBITDA increased to $33.6 million, or 30% of revenues;

•	Net income increased to $27.4 million, or 25% of revenues;

•	Earnings per diluted share were $0.39;

•	GAAP net income increased to $17.7 million; and

•	GAAP earnings per diluted share were $0.25

First half of 2014 Non-GAAP Financial Highlights:

•	Revenues increased to $228.2 million;

•	EBITDA increased to $67.2 million, or 29% of revenues;

•	Net income increased to $55.0 million, or 24% of revenues;

•	Earnings per diluted share were $0.80;

•	GAAP net income was $31.5 million;

•	GAAP earnings per diluted share were $0.46;

•	GAAP cash flow from operations reached $21.9 million; and

•	Perion completed the quarter with $35.6 million in cash and cash equivalents.

Josef Mandelbaum, Perion’s CEO commented: “We delivered another very good quarter with strong EBITDA margins, thus driving incremental cash flow and fueling our initiatives in the mobile space. Our acquisition of Grow Mobile significantly enhances our mobile capabilities and fits well within our new Lightspeed division. As the first piece of our strategy to provide app developers the ability to promote, monetize and optimize their business, we focused on helping companies buy and track performance of their media budget across the complex world of mobile networks and exchanges. Today, we have a fully managed solution and we will be launching a self-service platform in the next quarter.  We already have 50-plus developers and advertisers working with us and are signing up new partners at a robust pace. Perion has the platform, the talent, and the experience to help developers monetize and promote their applications, and as we diversify and expand into the mobile space, I am increasingly encouraged about our future.”

Non-GAAP Financial Comparison for the Second Quarter of 2014:

In accordance with accepted accounting principles, the acquisition of ClientConnect by Perion, that closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore, Perion is comparing its results to the pro-forma results of ClientConnect in 2013.  As a result, a significant portion of the year over year growth described below is attributable to the fact that Perion’s 2013 results are not included in the pro-forma results of ClientConnect in 2013.

Revenues: In the second quarter of 2014 revenues were $111.1 million, increasing 36%, compared to ClientConnect revenues of $81.7 million in the second quarter of 2013. Non-GAAP revenues in the second quarter of 2014 include $1.5 million of deferred product revenues, which in accordance with U.S. GAAP were recorded at fair value on the acquisition date. In the second quarter of 2013, non-GAAP revenues included $0.5 million revenues which in the GAAP report was associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In the second quarter of 2014, Perion increased its investment in CAC to $56.0 million, representing 50% of revenues, compared to $41.9 million, or 51% of revenues in the second quarter of 2013 by ClientConnect.

Costs and expenses: Excluding CAC, costs and expenses in the second quarter of 2014 were $22.1 million, or 20% of revenues, compared to $18.5 million, or 23% of revenues, at ClientConnect in the second quarter of 2013. Non-GAAP costs and expenses in the second quarter of 2014 excluded $4.5 million amortization of acquired intangible assets, $3.9 million in share based compensation expenses and $0.5 million in acquisition related expenses, all of which were included in the GAAP numbers. In the second quarter of 2013, non-GAAP costs and expenses excluded $4.0 million in share based compensation expenses and included $9.6 million activity that in the GAAP report was associated with discontinued operations and excluded from costs and expenses.

EBITDA: In the second quarter of 2014, EBITDA was $33.6 million, or 30% of revenues, a 52% increase compared to $22.1 million, or 27% of revenues at ClientConnect in the same quarter last year, despite the $14.1 million increase in CAC.

Net Income: In the second quarter of 2014, net income was $27.4 million, or 25% of revenues, increasing 56%, from $17.6 million at ClientConnect in the second quarter of 2013.

Non-GAAP Financial Comparison for the First Half of 2014:

Revenues: In the first half of 2014, revenues were $228.2 million, increasing 41%, compared to ClientConnect revenues of $161.4 million in the first half of 2013. Non-GAAP revenues in the first half of 2014 include $3.8 million of deferred product revenues, which in accordance with U.S. GAAP were recorded at fair value on the acquisition date. In the first half of 2013, non-GAAP revenues included $0.9 million revenues which in the GAAP report was associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In the first half of 2014, Perion increased its investment in CAC to $115.5 million, representing 51% of revenues, similar to the first half of 2013 by ClientConnect.

Costs and expenses: Excluding CAC, costs and expenses in the first half of 2014 were $46.7 million, or 20% of revenues, compared to $36.3 million, or 23% of revenues, at ClientConnect in the first half of 2013. Non-GAAP costs and expenses in the first half of 2014 excluded $9.0 million amortization of acquired intangible assets, $8.3 million in share based compensation expenses and $3.4 million in acquisition related expenses, all of which were included in the GAAP numbers. In the first half of 2013, non-GAAP costs and expenses excluded $5.1 million in share based compensation expenses and included $17.2 million activity which in the GAAP report was associated with discontinued operations.

EBITDA: In the first half of 2014, EBITDA increased 51%, to $67.2 million, or 29% of revenues, compared to the $44.6 million, or 28% of revenues at ClientConnect in the same period last year, despite the $33.6 million increase in CAC.

Net Income: In the first half of 2014, net income was $55.0 million, or 24% of revenues, increasing 48%, from $37.2 million at ClientConnect in the first half of 2013.

Cash and Cash Flow from Operations: As of June 30, 2014 cash and cash equivalents were $35.6 million. Cash Flow from operations in the first half of 2014 was $ 21.9 million.

2014 Financial Outlook:

Management today adjusted its financial outlook for 2014, from its original forecast announced on March 3, 2014 as follows:

•	Revenue is expected to be in the range of $380 million to $400 million.

•	EBITDA is expected to be in the range of $110 million to $120 million.

•	Net Income is expected to be in the range of $80 million to $90 million.

Mr. Mandelbaum continued, “As we expected, the ClientConnect combination gave us scale and a strong cash flow engine to help us move beyond the ongoing challenges facing the search distribution industry. While we delivered strong second quarter and first half results, we have two specific issues to work through in the back half of this year that will impact our business. The first issue relates to the changes related to the Chrome browser, which in the near term will reduce the life time value of our users. We have managed through these sorts of changes before, and based on our experience with other major browsers, we believe the impact will be more pronounced initially and then settle over time as the marketplace and we adjust and optimize accordingly. The other item was a technical matter that reduced the number of searches beginning late in the second quarter. We are in the process of implementing some technical adjustments which will address this issue and expect that our searches will increase towards the last months of the year. In anticipation of these changes, we have reduced payouts to our partners until the LTV and ROI improves, as expected. These two recent developments combined with the way our business model works, has led us to lower our revenue guidance and to slightly lower our EBITDA guidance. We anticipate increasing our media buying towards the end of the year, thereby resuming sequential growth in 2015.”

“Lastly, I would like to highlight the exciting news about our three-year renewal with Bing. Combined with our other search partnerships including Google, Ask and Yahoo, we are well positioned for the future in the search distribution ecosystem and expect continued strong cash flow,” concluded Mr. Mandelbaum. “This will enable us to focus going forward on investing in our diversification strategy.  We intend to significantly scale our Lightspeed and Grow Mobile business as well as invest in building and acquiring other parts of the mobile value chain. We obviously have more to do but I am encouraged by our progress and excited by our future plans.”

Conference Call

Perion will host a conference call to discuss the results today, August 6, 2014 at 10 a.m. EDT. Details are as follows:
•	Conference ID: 3718123
•	Dial-in number from within the United States: 1-888-523-1228
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2361
•	Playback, available until August 13, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 3718123 for the replay.
•	A live webcast is accessible at http://www.perion.com/events-presentations

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, certain business combination accounting entries and tax adjustments re non-GAAP adjustments: deferred financial expenses; and discontinued operations related expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operations. The intangible assets created in the reverse acquisition of Perion are preliminary and subject to further review and completion of valuation analyses.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues:
Search	$92,648	$67,798	$189,346	$137,263
Products and other	16,887	13,349	35,012	23,187

Total revenues	109,535	81,147	224,358	160,450
Costs and expenses:
Cost of revenues	6,570	1,505	12,963	2,954
Customer acquisition costs	55,960	41,886	115,542	81,975
Research and development	11,177	5,107	23,959	10,243
Selling and marketing	4,685	2,426	10,509	4,948
General and administrative	8,544	3,818	19,955	6,053
Total costs and expenses	86,936	54,742	182,928	106,173
Income from operations	22,599	26,405	41,430	54,277
Financial (expense) income, net	(474)	560	(867)	1,412
Income before taxes on income	22,125	26,965	40,563	55,689
Taxes on income	4,438	4,966	9,060	8,751
Net income from continuing operations	17,687	21,999	31,503	46,938
Net loss from discontinued operations	-	(8,336)	-	(14,901)
Net income	$17,687	$13,663	$31,503	$32,037

Net income (loss) per share - basic:
Continuing operations	$0.26	$0.41	$0.47	$0.87
Discontinued operations	$-	$(0.15)	$-	$(0.28)

Net income (loss) per share - diluted:
Continuing operations	$0.25	$0.86	$0.46	$0.86
Discontinued operations	$-	$(0.28)	$-	$(0.28)

Number of shares - basic:
Continuing and discontinued operations	67,475	53,907	67,326	53,906

Number of shares - diluted:
Continuing operations	69,853	54,856	69,040	54,706
Discontinued operations	-	53,907	-	53,906

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2014	December 31, 2013
	Unaudited
Assets

Current assets:
Cash and cash equivalents	$35,551	$949
Restricted cash	1,540	-
Accounts receivable	42,096	-
Other current assets	13,759	400
Total current assets	92,946	1,349
Property and equipment, net	5,488	2,189
Other intangible assets, net	40,929	-
Goodwill	146,400	27,520
Other assets	4,043	-
Total assets	$289,806	$31,058

Liabilities and Stockholders’ Equity

Current liabilities:
Short term debt	$2,300	$-
Accounts payable	24,641	13,358
Deferred revenues	7,748	6,250
Payment obligation related to acquisition	6,680	-
Accrued expenses and other liabilities	19,121	1,423
Total current liabilities	60,490	21,031
Long-term debt	3,100	-
Other long-term liabilities	4,518	-
Total liabilities	68,108	21,031
Stockholders’ equity:
Common stock and additional paid-in capital	190,133	10,027
Accumulated other comprehensive income	62	-
Retained earnings	31,503	-
Total stockholders’ equity:	221,698	10,027
Total liabilities and stockholders’ equity	$289,806	$31,058

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Six months ended June 30,
	2014	2013
Operating activities:

Net income	$31,503	$32,037
Loss from discontinued operations, net	-	(14,901)
Income from continuing operations	31,503	46,938
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,193	1,010
Share based compensation	8,309	3,124
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	11	1,046
Accretion of payment obligation related to acquisition	452	-
Deferred income taxes	(2,369)	(29)
Changes in assets and liabilities	(29,249)	12,721
Net cash provided by operating activities	21,910	64,810
Net cash used in discontinued operations	-	(11,795)
Net cash provided by operating activities	21,910	53,015

Investing activities:

Purchase of property and equipment	(3,113)	(440)
Purchase of property and equipment on behalf of landlord	(4,515)	-
Restricted cash	(1,073)	-
Proceeds from short-term bank deposits	-	95,108
Cash acquired through acquisition of Perion Network Ltd.	23,364	-
Net cash provided by continuing operations	14,663	94,668
Net cash provided by discontinuing operations	-	256
Net cash provided by investing activities	14,663	94,924

Financing activities:

Proceeds from exercise of employee options	1,139	10
Contribution by shareholders	585	-
Deferred payment made in connection with acquisition	(2,545)	-
Repayment of long-term loans	(1,150)	-
Net cash (used in) provided by financing activities	(1,971)	10

Net Increase in cash and cash equivalents	34,602	147,949
Decrease in cash and cash equivalents - discontinued operations	-	1,741
Cash and cash equivalents at beginning of year	949	78,395

Cash and cash equivalents at end of period	$35,551	$228,085

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Three months ended June 30,		Six Months ended June 30,
	2014	2013	2014	2013

Revenues	$111,056	$81,680	$228,171	$161,359

Costs and expenses	$78,091	$60,350	$162,199	$118,295

EBITDA	$33,602	$22,086	$67,164	$44,574

Net income	$27,394	$17,623	$54,992	$37,159

Diluted EPS	$0.39	$0.32	$0.80	$0.68

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

GAAP revenues	$109,535	$81,147	$224,358	$160,450
Revenues from discontinued operations	-	533	-	909
Valuation adjustment on acquired deferred product revenues	1,521	-	3,813	-
Non-GAAP revenues	$111,056	$81,680	$228,171	$161,359

GAAP costs and expenses	$86,936	$54,742	$182,928	$106,173
Acquisition related expenses	(471)	-	(3,419)	-
Discontinued operations costs and expenses	-	9,568	-	17,244
Share based compensation	(3,873)	(3,960)	(8,309)	(5,122)
Amortization of acquired intangible assets	(4,501)	-	(9,001)	-
Non-GAAP costs and expenses	$78,091	$60,350	$162,199	$118,295

GAAP net income	$17,687	$13,663	$31,503	$32,037
Valuation adjustment on acquired deferred product revenues	1,521	-	3,813	-
Acquisition related expenses	471	-	3,419	-
Share based compensation	3,873	3,960	8,309	5,122
Amortization of acquired intangible assets	4,501	-	9,001	-
Accretion of payment obligation related to acquisitions	184	-	452	-
Taxes related to amortization of acquired intangible assets and share based compensation	(843)	-	(1,505)	-
Non-GAAP net income	$27,394	$17,623	$54,992	$37,159

Non-GAAP net income	$27,394	$17,623	$54,992	$37,159
Income tax expense	4,438	4,966	9,060	8,751
Interest expense (income), net	474	(560)	867	(1,412)
Accretion of payment obligation related to acquisitions	(184)	-	(452)	-
Taxes related to amortization of acquired intangible assets and share based compensation	843	-	1,505	-
Depreciation	637	756	1,192	1,510
Discontinued financial income, net	-	(23)	-	(83)
Discontinued tax benefit	-	(676)	-	(1,351)
Non-GAAP EBITDA	$33,602	$22,086	$67,164	$44,574

GAAP diluted earnings per share	$0.25	$0.86	$0.46	$0.86
Non-GAAP diluted earnings per share	$0.39	$0.32	$0.80	$0.68
Shares used in computing non-GAAP diluted earnings per share	69,853	54,856	69,040	54,706